UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                       0-15696

                        (Check One):                CUSIP NUMBER  720275 10 6

( ) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    (X) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: (ENTER DATE HERE)
                 [ ] Transition Report on Form 10-K    AUGUST 29, 1998
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                         (ENTER FILER'S NAME)
                       Full Name of Registrant            PIEMONTE FOODS, INC.

                        (ENTER FILER'S ADDRESS)
                  Address of Principal Executive Office   400 AUGUSTA STREET

                        (ENTER FILER'S ADDRESS)           GREENVILLE, S.C. 29605
                        (ENTER FILER'S ADDRESS)

PART II- Rules 12b-25 (b) and (c)

[If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)]

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

[State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.]

                              (ENTER DETAILS HERE)

Form 10-Q for period ended August 29, 1998 could not be timely filed due to problems encountered with a computer software conversion undertaken during the quarter. It is anticipated that Form 10-Q will be filed by the end of the extension period.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

(ENTER NAME HERE)            (ENTER AREA CODE)    (ENTER TELEPHONE #)
   (Name)                        (Area Code)      (Telephone Number)

T. Patrick Costello                864                 242-0424
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No

                        (ENTER FILER'S NAME HERE)      PIEMONTE FOODS, INC.

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:  OCTOBER 13, 1998            By:   /s/ T. Patrick Costello
(ENTER DATE HERE)                  (ENTER SIGNATURE HERE)
                                   (ENTER TITLE HERE)

                                        President/ CEO

PART IV (3)

It is anticipated that results of operations for 1998 will be less favorable than 1997 due to significantly lower sales volume for 1998.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.